Accredited Home Lenders Holding Co.

15253 Avenue of Science

San Diego, California 92128

October 5, 2007

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention: Mr. Joseph M. Kempf, Senior Staff Accountant

Re:	Accredited Home Lenders Holding Co.

Form 10-K for Fiscal Year Ended December 31, 2006

Filed August 2, 2007

Form 10-Q for Fiscal Quarter Ended March 31, 2007

Filed September 18, 2007

File No. 1-32275

Dear Mr. Kempf:

Set forth below are the responses of Accredited Home Lenders Holding Co. (the “Company”) to each of the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated September 20, 2007. The responses below are numbered to correspond with the numbered paragraphs of the Staff comment letter. The Company has included proposed amending language, to the extent relevant, in the responses to the Staff’s comments, and plans to file an amended Annual Report on Form 10-K/A for the year ended December 31, 2006 after the Staff confirms that these proposed changes are satisfactory.

General

1.	Please file your delinquent Form 10-Q for the quarterly period ended June 30, 2007.

Response: As reported in its Current Report on Form 8-K filed with the Commission on April 2, 2007 (as amended in Current Reports on Form 8-K/A filed with the SEC on April 3 and April 10, 2007), on March 27, 2007, Grant Thornton LLP (“Grant Thornton”), the then registered independent public accounting firm for the Company, advised the Company of its resignation as the Company’s independent auditors and therefore declined to complete the audit of the Company’s financial statements for the year ended December 31, 2006. As further reported in its Current Report on Form 8-K filed with the Commission on April 12, 2007 (as amended in its Current Report on Form 8-K/A filed with the SEC on April 17, 2007), effective April 9, 2007, the Company engaged Squar, Milner, Peterson, Miranda & Williamson, LLP (“Squar Milner”), as its new independent registered public accounting firm.

United States Securities and Exchange Commission

October 5, 2007

As previously disclosed, the Company was unable to file its Annual Report on Form 10-K for the Year Ended December 31, 2006 until August 2, 2007 due to the time needed for Squar Milner to complete its audit of the Company’s financial statements. As a result of the delay in the completion of the audit, the Company was delayed in the filing of any financial statements for any periods ending after December 31, 2006, including the first and second quarters of 2007. The Company filed its Quarterly Report on Form 10-Q for the period ending March 31, 2007 on September 18, 2007, and is endeavoring to file its Quarterly Report on Form 10-Q for the period ending June 30, 2007 as soon as possible.

Form 10-K

Property Appraisals, page 14

2.	Refer to the last full paragraph of page 14. With a view toward additional disclosure, describe for us the circumstance under which you do not use appraisals that conform to the Uniform Standards of Professional Appraisal Practice and impact this practice has had on your foreclosure and recapture experience.

Response: The Company does not believe additional disclosure is necessary, because its policy is to require appraisals that are compliant with the Uniform Standards of Professional Appraisal Practice (“USPAP”). The Company employs licensed staff review appraisers to monitor compliance with the policy. While the Company believes that the likelihood of accepting a non-compliant appraisal is unlikely, there is a remote possibility that an appraisal not meeting every element of USPAP might be accepted. The impact of such acceptance would not have a material effect on the financial condition or results of operations of the Company.

3.	Describe your experience regarding mortgages where an Insured Automated Value Model (AVM) is used. Disclose the extent that the AVM insurance covers losses on troubled loans and identify the significant counterparties. Describe any overall limitations on the amounts recoverable under AVM arrangements and the conditions, if any, under which such coverage might reasonably be expected to be exhausted.

Response: During the year ended December 31, 2006, the Company offered, on a limited basis, certain loan products which permitted the use of insured AVMs. The Company discontinued these loan products prior to December 31, 2006. The Company funded less than $114 million in loans utilizing AVMs, which represented less than 1% of production and which had no material effect on the financial condition or results of operations of the Company.

United States Securities and Exchange Commission

October 5, 2007

Mortgage loans held for sale

Mortgage loans held for investment

4.	We note on pages 18 and 19 your tabular disclosures of your mortgage loan production by product type, by payment feature, by borrower’s credit score, by lien position, and by type of collateral. Please provide similar tabular disclosures for your mortgage loans held for sale and your mortgage loans held for investment.

Response: The Company proposes to add tabular disclosure in an amended Annual Report on Form 10-K/A for the year ended December 31, 2006 in accordance with the additional tabular disclosure attached hereto in Appendix A.

5.	We note on page 74 that you paid $39.2 million in cash settlements to eliminate the requirement to repurchase mortgage loans in the future from investors. With a view towards disclosure, explain to us how you accounted for this payment and explain to us your basis for this accounting.

Response: Cash settlements paid to investors to settle repurchase claims are charged against the reserve to reduce the balance outstanding because the overall loss exposure to repurchase claims has effectively been eliminated. This disclosure relates to transactions that occurred subsequent to December 31, 2006 – there were no settlements paid to investors prior to January 1, 2007.

The Company provided additional disclosure on the accounting for these settlements on page 55 of its Quarterly Report on Form 10-Q for the three months ended March 31, 2007 as follows:

“During the three months ended March 31, 2007, we repurchased approximately $87.6 million in mortgage loans and paid $59.4 million in cash settlements to resolve repurchase claims and, in some cases, eliminate the requirement to repurchase mortgage loans in the future from certain investors – both of these actions reduced the repurchase reserve during the first quarter of 2007. [emphasis added]”

The Company will continue to provide this expanded disclosure in subsequent quarterly and annual reports.

In addition, the Company provided a roll-forward of the repurchase reserve on page F-31 of its Annual Report on Form 10-K for the year ended December 31, 2006 and on page 23 of its Quarterly Report on Form 10-Q for the three months ended March 31, 2007; settlements paid to investors are included in the “losses incurred” column of such roll-forward.

United States Securities and Exchange Commission

October 5, 2007

Market Risk, pages 95 - 97

6.	Provide separate quantitative market risk information by category of market risk sensitive instruments, instruments entered into for trading purposes and instruments entered into for purposes other than trading, pursuant to Item 305(a)(1) of Regulation S-K.

Response: In response to Comments 6 through 10, and with a view toward additional disclosure, the Company proposes to amend its Annual Report on Form 10-K for the year ended December 31, 2006 with additional information and sensitivity analyses that have been added regarding prepayments, losses, and discount rates, as provided for in Appendix B to this letter. Comparative information pertaining to the year ended December 31, 2005 has been conformed to the current presentation. In particular, see the revised Interest Rate Simulation Sensitivity Analysis table on pages B-2 to B-3.

7.	Regarding your interest rate simulation sensitivity analysis, clarify where you have reported the impact of changes in interest rates on your mortgage loans held for investment. Separately disclose in your analysis the impact from changes in interest rates on your assets, liabilities, and derivative contracts.

Response: Please see the Company’s response to Comment 6. In particular, see the footnotes to the revised Interest Rate Simulation Sensitivity Analysis table on page B-3.

8.	We note in your interest rate sensitivity analysis that you model the change in value of your derivative financial instruments using outside valuation models generally recognized within the industry. Changes in the value of mortgage loans are determined based upon the change in net present value arising from selected hypothetical changes in market interest rates. Describe in detail the models, assumptions, and parameters which are necessary for a clear understanding of your sensitivity analysis. Also, explain to readers why you have limited the magnitude of the hypothetical changes in interest rates to +-100 bp or revise your analysis. If you believe it is not reasonably possible that interest rates will change by a magnitude greater than 100bp within a year of the balance sheet date, you should explain why given the current interest rate volatility.

Response: Please see the Company’s response to Comment 6. In particular, see the additional descriptions of models within the paragraph immediately below the heading “Interest Rate Simulation Sensitivity Analysis,” and in the paragraphs immediately above the sensitivity tables within the sections for prepayment rate, loss rate, and discount rate sensitivity analyses on pages B-3 to B-4. With regard to the magnitude of the interest rate change, please see the paragraph immediately following the Interest Rate Simulation Sensitivity Analysis table on page B-3.

9.	Provide comprehensive disclosure that clearly explains all of the limitations of your market risk disclosures, pursuant to 305(a)(2) of Regulation S-K. It appears that your interest rate sensitivity analysis does not reflect the decreases in fair value that may result from mortgage defaults and prepayments triggered by changes in interest rates. Please revise your analysis or clarify your disclosure and advise us. Refer also to Instruction 3.F. to paragraph 305(a) of Regulation S-K.

Response: Please see the Company’s response to Comment 6. In particular, see the descriptions of the sensitivity analyses in the paragraphs immediately preceding each of the four sensitivity tables on pages B-2 to B-4. These descriptions clarify to the reader that the sensitivities displayed specifically isolate the changes shown without assuming changes to other factors.

United States Securities and Exchange Commission

October 5, 2007

10.	Provide market risk information for the preceding fiscal year pursuant to 305(a)(3) of Regulation S-K. If there has been any changes in the preparation or presentation of your market risk information you should fully comply with 305(a)(4) of Regulation S-K.

Response: Please see the Company’s response to Comment 6. In particular, see the revised Interest Rate Simulation Sensitivity Analysis table on pages B-2 to B-3 for preceding year comparison, and see additional language on page B-1 beginning with the sentence “With a view toward additional disclosure...”.

16. Commitments and Contingencies, page F-38

11.	We note on page F-11 that certain whole mortgage loan sale contracts include provisions requiring Accredited to repurchase a mortgage if a borrower fails to make one or more of the first mortgage loan payments due on the mortgage loan. In addition, an investor may request that Accredited refund a portion of the premium paid on the sale of mortgage loans if a mortgage loan is prepaid in full within a certain amount of time from the date of sale. Disclose, in quantified detail, the total amount that Accredited could have been required to refund under the terms of your sales agreements as of the balance sheet date and the amount accrued in your balance sheet for possible refunds or losses.

Response: The Company proposes to amend the referenced language on page F-11 in its Annual Report on Form 10-K for the year ended December 31, 2006 as follows:

“Certain mortgage loan sale contracts include provisions requiring Accredited to repurchase a mortgage loan if a borrower fails to make one or more of the first mortgage loan payments due on the mortgage loan. In addition, an investor may request that Accredited refund a portion of the premium paid on the sale of mortgage loans if a mortgage loan is prepaid in full within a certain amount of time from the date of sale. Although the premiums refunded within the referenced time period have historically been relatively small, if all borrowers chose to prepay their mortgage loans as of December 31, 2006, management estimates that the total amount Accredited would be have been required to refund investors under the terms of its sales agreements would have been approximately $40 million. Accredited records a provision for estimated repurchases and premium recapture on mortgage loans sold, which is charged to gain on sale of mortgage loans. The actual amount accrued in the balance sheet for possible refunds at December 31, 2006 was $4.8 million, which was based on historical experience and various other factors, and is included in accrued expenses and other liabilities.”

Legal Matters

12.	With respect to each disclosed loss contingency, revise your materiality assessment to specifically disclose your conclusions concerning the possible impact on your future results of operations and financial position.

United States Securities and Exchange Commission

October 5, 2007

Response: In response to Comments 12 and 13, the Company proposes to amend the language in the “Legal Matters” section of its Annual Report on Form 10-K for the year ended December 31, 2006 as provided in Appendix C to this letter.

13.	We note in your discussions of your legal matters your statement that the “ultimate outcome of this matter and the amount of liability, if any, which may result is not presently determinable.” Note that your ability to determine the amount of loss with precision is a higher threshold for disclosure than what is required in paragraph 10 of SFAS No. 5. With respect to each disclosed loss contingency, provide quantified disclosure of your estimate of the possible loss or range of loss or state that such an estimate cannot be made. If you are unable to estimate a possible loss or range of possible loss for certain contingencies, you should explain to us why.

Response: Please see the Company’s response to Comment 12.

Financial Statement Schedules

14.	Pursuant to 5-04 of Regulation S-X, provide Schedule II as prescribed in 12-09 of Regulation S-X. You should include information concerning your activities in all of your valuation allowances, including those recorded in connection with your real estate, income taxes, mortgage loans held for sale, mortgage loans sold, and mortgage loans held for investment, if not otherwise fully and clearly disclosed in the footnotes to your financial statements. If you have concluded disclosure of the activities in certain of your valuation allowances in Schedule II is not necessary because you have provided the information elsewhere, you should identify for us the valuation allowance and tell us where the information has been clearly and fully disclosed.

The Company believes that Schedule II is not necessary because it has provided the information elsewhere in its Notes to Consolidated Financial Statements. In particular, information regarding real estate and mortgage loans held for investment is included in Note 5 of the December 31, 2006 Form 10-K beginning on page F-22. Information regarding income taxes is included in Note 9 of the December 31, 2006 Form 10-K, beginning on page F-29. Information regarding the valuation allowance (LOCOM) for mortgage loans held for sale is included in Note 5 and Note 13 of the December 31, 2006 Form 10-K, beginning on pages F-22 and F-34, respectively. Information regarding mortgage loans sold is included in Note 10 of the December 31, 2006 Form 10-K, beginning on page F-31.

Form 10-Q for the quarterly period ended March 31, 2007

15.	Regarding the August 17, 2007 financing transaction, please expand your disclosures on page 31, and elsewhere, to clearly disclose the financial statement impact if Accredited (a) fails to reacquire any of the loans by mid-November and (b) requires all of the loans at a premium by mid-November, and advise us.

United States Securities and Exchange Commission

October 5, 2007

Response: The Company, with a view towards additional disclosure going forward, proposes to revise the referenced language in its next filed Quarterly Report on Form 10-Q for the period ending June 30, 2007, as follows:

“On August 17, 2007 we entered into a transaction which for legal purposes is treated as a sale but is treated as a financing for accounting purposes. The transaction includes a call provision exercisable by Accredited which results in the transaction failing qualify for sale treatment in accordance with certain provisions of SFAS 140. The Company has agreed to trade approximately $1 billion of loans at an advance rate of 92.25% of the original principal balance of the mortgage loans traded, which is comparable to the advance rates the Company was then receiving from warehouse lenders. The initial settlement consisted of a pool of approximately $500 million mortgage loans and closed on August 17, 2007. The remaining loans are scheduled to trade every other week as borrowers make their first payments due under the subject loans. The final settlement of loans is expected to occur by October 2007. Under the agreement, Accredited has the right but not the obligation, in our sole discretion, to reacquire all of the loans traded through mid-November 2007 at a premium of approximately 3% of the original principal balance of the mortgage loans traded or approximately $30 million dollars. If we do not reacquire the loans by mid-November, ^the call premium will not be paid and our right to reacquire the loans expires and the investor will keep the loans with limited recourse to the Company and the Company would then recognize the transaction as a sale.”

16.	Quantify on page 31, in MD&A and elsewhere where applicable, the financial statement impact of the restructuring implemented in September 2007 and advise us.

Response: The Company, with a view towards additional disclosure, proposes to revise the referenced language in its next filed Quarterly Report on Form 10-Q for the period ending June 30, 2007 as follows:

“Beginning in September 2007, we implemented a restructuring that includes the closing of all retail lending operations, a significant downsizing of wholesale lending operations, and substantial suspension of all U.S. lending unless and until the return of market conditions under which non-prime mortgage loans can again be originated and sold or securitized at a profit. These actions resulted in the closing of 60 retail branch locations, five centralized retail support locations, five wholesale divisions and the settlement services division, and reduced the workforce by approximately 1,600 employees to approximately 1,000 at September 14, 2007. The cost of the restructure including lease costs, fixed asset impairment and personnel costs is estimated at approximately $35 million. This charge will be recorded in the third quarter 2007.”

United States Securities and Exchange Commission

October 5, 2007

***

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you or any member of the Staff of the Commission has any questions or desires any further information in connection with this matter, please do not hesitate to contact the undersigned by phone at (858) 676-2100 or by facsimile at (858) 676-8114.

Sincerely,

/s/ James A. Konrath
James A. Konrath

cc:	Mr. Robert S. Littlepage

David Hertzel, Esq.

Appendix A

Mortgage Loans Held for Sale and Mortgage Loans Held for Investment by Product Type. The following table sets forth information about our US mortgage loans by product type at December 31:

Product Type	2006		2005
	Mortgage Loans Held for Sale	Mortgage Loans Held for Investment	Mortgage Loans Held for Sale	Mortgage Loans Held for Investment
ARM
2/28	9.2%	34.2%	28.4%	45.8%
3/27	23.0	9.3	2.2	12.0
5/25	4.8	1.2	1.1	0.4
Forty-year (2/38 and 3/37)	29.6	15.3	34.2	7.0
Other	0.2	0.0	0.3	0.1

Subtotal	66.8	60.0	66.2	65.3

FRM
Fifteen-year	0.8	1.9	0.5	2.0
Thirty-year	21.1	32.8	14.3	30.4
Balloons	11.3	5.4	19.0	2.3

Subtotal	33.2	40.0	33.8	34.7

Total	100.0%	100.0%	100.0%	100.0%

Product Type by Payment Feature	2006		2005
	Mortgage Loans Held for Sale	Mortgage Loans Held for Investment	Mortgage Loans Held for Sale	Mortgage Loans Held for Investment
Standard
Adjustable	37.1%	44.6%	58.2%	52.5%
Fixed	21.9	34.7	32.9	33.2

Subtotal	59.0	79.3	91.1	85.7

Interest-Only
Adjustable	29.6	15.3	7.9	12.8
Fixed	11.4	5.4	1.0	1.5

Subtotal	41.0	20.7	8.9	14.3

Total	100.0%	100.0%	100.0%	100.0%

Appendix A

Mortgage Loans Held for Sale and Mortgage Loans Held for Investment by Borrower’s Credit Score. The following table sets forth information about our US mortgage loans based upon borrowers’ credit scores obtained from one or more of the three principal credit bureaus at December 31:

Credit Score	2006		2005
	Mortgage Loans Held for Sale	Mortgage Loans Held for Investment	Mortgage Loans Held for Sale	Mortgage Loans Held for Investment
Greater than 800	0.2%	0.2%	0.2%	0.2%
751 to 800	3.0	3.8	4.3	3.7
701 to 750	8.4	9.6	11.9	9.1
651 to 700	24.1	25.8	28.5	25.5
601 to 650	28.6	31.9	30.4	33.4
551 to 600	22.5	20.4	14.7	20.2
501 to 550	12.2	8.0	9.6	7.5
451 to 500	0.8	0.1	0.3	0.1
Less than 451	0.2	0.2	0.1	0.3

Total	100.0%	100.0%	100.0%	100.0%

Mortgage Loans Held for Sale and Mortgage Loans Held for Investment by Lien Position. The following table sets forth information about our US mortgage loans based upon lien position at December 31:

Lien Position	2006		2005
	Mortgage Loans Held for Sale	Mortgage Loans Held for Investment	Mortgage Loans Held for Sale	Mortgage Loans Held for Investment
Firsts	92.9%	99.0%	85.8%	99.8%
Seconds	7.1	1.0	14.2	0.2

Total	100.0%	100.0%	100.0%	100.0%

Mortgage Loans Held for Sale and Mortgage Loans Held for Investment by Collateral Type. The following table sets forth information about our US mortgage loans based upon collateral type at December 31:

Type of Collateral	2006		2005
	Mortgage Loans Held for Sale	Mortgage Loans Held for Investment	Mortgage Loans Held for Sale	Mortgage Loans Held for Investment
Single-Family Residence-Detached	74.0%	74.6%	68.3%	75.1%
Multi-Unit/2 to 4	7.6	5.2	11.6	4.2
PUD	11.7	12.1	12.3	13.2
Condo	5.6	6.3	7.1	6.6
Other	1.1	1.8	0.7	0.9

Total	100.0%	100.0%	100.0%	100.0%

Appendix B

Market Risk

Market risks generally represent the risk of loss that may result from the potential change in the value of a financial instrument due to fluctuations in interest and foreign exchange rates and in equity and commodity prices. Our market risk relates primarily to interest rate fluctuations. We may be directly affected by the level of and fluctuations in interest rates, which affect the spread between the rate of interest received on our mortgage loans and the related financing rate. Our profitability could be adversely affected during any period of unexpected or rapid changes in interest rates, by impacting the value of mortgage loans held for sale, mortgage loans held for investment^. A significant change in interest rates could also change the level of mortgage loan prepayments, thereby adversely affecting our long-term net interest income and servicing income.

The objective of interest rate risk management is to control the effects that interest rate fluctuations have on the value of our assets and liabilities. Our management of interest rate risk is intended to mitigate the volatility of earnings associated with fluctuations in the unrealized gain (loss) on mortgage-related securities, the market value of mortgage loans held for sale and the net interest on mortgage loans held for investment due to changes in the current market rate of interest.

We use several internal reports and risk management strategies to monitor, evaluate, and manage the risk profile of our mortgage loan portfolio in response to changes in the market risk. We cannot assure you, however, that we will adequately offset all risks associated with interest rate fluctuations impacting our mortgage loan portfolio.

With a view toward additional disclosure, information and sensitivity analyses have been added regarding prepayments, losses, and discount rates. Comparative information pertaining to 2005 has been conformed to the current presentation.

Derivative Instruments and Hedging Activities

As part of our interest rate management process, we use derivative financial instruments such as Eurodollar futures and options on Eurodollar futures. In connection with our securitizations structured as financings, we entered into interest rate cap and interest rate swap agreements. It is not our policy to use derivatives to speculate on interest rates. In accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended and interpreted, derivative financial instruments are reported on the consolidated balance sheets at their fair value.

Fair Value Hedges

We designate certain derivative financial instruments as hedge instruments under SFAS No. 133, and, at trade date, these instruments and their hedging relationship are identified, designated and documented. For derivative financial instruments designated as hedge instruments, we evaluate the effectiveness of these hedges against the mortgage loans being hedged to ensure that there ^is adequate correlation in the hedge relationship. To hedge the adverse effect of interest rate changes on the fair market value of mortgage loans held for sale or securitization, we use derivatives as fair value hedges under SFAS No. 133. Once the hedge relationship is established, the realized and unrealized changes in fair value of both the hedge instruments and mortgage loans are recognized in the consolidated statement of operations in the period in which the changes occur. Any change in the fair value of mortgage loans held for sale recognized as a result of hedge accounting is reversed into gain on sale at the time the mortgage loans are sold. The net amount recorded in the consolidated statement of operations is referred to as hedge ineffectiveness.

Cash Flow Hedges

During the third quarter of 2004, we implemented the use of cash flow hedging on our securitization debt under SFAS No. 133. Pursuant to SFAS No. 133, hedge instruments have been designated as hedging the exposure to variability of cash flows from our securitization debt attributable to interest rate risk. In addition, during ^ the third quarter 2005, ^we implemented the use of cash flow hedging on ^our variable rate debt in Canada under SFAS No. 133. Pursuant to SFAS No. 133, hedge instruments have been designated as hedging the exposure to variability of cash flows from our variable rate debt in Canada

Appendix B

attributable to interest rates. Cash flow hedge accounting requires that the effective portion of the gain or loss in the fair value of a derivative instrument designated as a hedge be reported as a component of other comprehensive income in stockholders’ equity, and recorded into earnings in the period during which the hedged transaction affects earnings pursuant to SFAS No. 133. The ineffective portion on the derivative instrument is reported in current earnings as a component of interest expense.

For derivative financial instruments not designated as hedge instruments, unrealized changes in fair value are recognized in the period in which the changes occur and realized gains and losses are recognized in the period when such instruments are settled.

Interest Rate Simulation Sensitivity Analysis

Changes in market interest rates affect our estimations of the fair value of our mortgage loans held for sale, mortgage loans held for investment and the related derivatives. Changes in fair value that are stated below are derived based upon immediate and equal changes to market interest rates of various maturities. All derivative financial instruments and interest rate sensitive financial assets and liabilities have been included within the sensitivity analysis presented. We model the change in value of our derivative financial instruments using outside valuation models generally recognized within the industry. The values of our assets and liabilities are calculated using internally developed discounted cashflow models that consider projections of prepayments and losses and typically use a market-based forward interest rate curve. Projected changes in the value of our mortgage loans as stated below are determined based on the change in net present value arising from the selected hypothetical changes in market interest rates. We are exposed to interest rate risk from the time the mortgage loans are funded to the time the mortgage loans are settled because the interest paid on the various warehouse facilities is based on the spot One-Month LIBOR rate. The interest rate risk associated with the interest expense paid on the various warehouse facilities has been included based on the average holding period from the time of funding to settlement. Changes in the fair value of our derivative positions with optionality have been included based on an immediate and equal change in market interest rates.

The simulation analysis below reflects our efforts to balance the repricing characteristics of our interest-bearing assets and liabilities, and is representative only of changes in interest rates, independent of changes in other related items such as prepayments and defaults. Although changes in interest rates do tend to cause changes in prepayments and losses, their relationship is not perfectly correlated as there are many other factors besides interest rates that influence prepayments and losses. Thus, in our analysis we have isolated the interest rate sensitivity analysis to show only the impact of interest rates on the portfolio values. The base or current interest rate curve is adjusted by the levels shown below^:

	Basis Point Increase (Decrease) in Interest Rates (1)
	+100 bp	+50 bp	-50 bp	-100 bp
	(In thousands)
As of December 31, 2006
Change in market values of:
Assets - non trading (2)	$(103,894)	$(52,275)	$52,949	$106,589
Assets - trading (3)	(62,450)	(31,522)	32,135	64,904
Liabilities (4)	(3,204)	(1,602)	1,602	3,204
Interest rate agreements (5)	142,249	70,970	(69,591)	(138,521)
Cumulative change in market value	$(27,299)	$(14,429)	$17,095	$36,176

As of December 31, 2005
Change in market values of:
Assets - non trading (2)	$(80,592)	$(40,516)	$41,005	$82,559
Assets - trading (3)	(65,735)	(33,157)	33,755	68,128
Liabilities (4)	(3,396)	(1,698)	1,698	3,396
Interest rate agreements (5)	137,655	68,503	(67,601)	(133,810)
Cumulative change in market value	$(12,068)	$(6,868)	$8,857	$20,273

Appendix B

^

(1)	Change in market value of assets or interest rate agreements in a parallel shift in the yield curve, up and down 0.5% and 1.0%.
(2)	Includes mortgage loans held for investment.
(3)	Includes mortgage loans held for sale.
(4)	Includes the interest related to credit facilities-loans held for sale during the period between origination and settlement.
(5)	Includes Eurodollar futures, options on Eurodollar futures, interest rate swaps and interest rate caps.

Because the impact of +50 vs. +100 basis points and -50 vs. -100 basis points is nearly linear in nature, the interest rate simulation sensitivity analysis may be extrapolated to form conclusions about larger interest rate movements. The categories shown in the table above have been reclassified to non-trading vs. trading assets to clarify the information presented. The 2005 information has been reclassified to conform to the current presentation.

Prepayment Rate Simulation Sensitivity Analysis

Generally speaking, when market interest rates decline, borrowers are more likely to refinance their mortgages. The higher the interest rate a borrower currently has on his or her mortgage the more incentive he or she has to refinance the mortgage when rates decline. In addition, the incentive to refinance increases when credit ratings improve. When home values rise, loan-to-value ratios drop, making it more likely that a borrower will do a “cash-out” refinance. Each of these factors increases the chance for higher prepayment speeds.

Notwithstanding the relationship between market interest rates, credit ratings, home values and prepayment rates described above, the sensitivity analysis shown below considers only changes in prepayment rates, holding all other assumptions constant, including interest rates. The sensitivity analysis shows the change in the present value of the cashflows associated with our securitized mortgage loans, relative to the given changes in prepayment rates. The prepayment rate assumptions are based upon historical experience and various other factors management considers to be reasonable, including current market conditions.

	As of December 31,
	2006	2005
	(Dollars in thousands)
Decrease in PV of cashflows with 10% increase of CPR	$(5,718)	$(10,504)
Decrease in PV of cashflows with 20% increase of CPR	$(9,817)	$(12,691)

Appendix B

Loss Rate Simulation Sensitivity Analysis

Generally speaking, when market interest rates increase, borrowers are more likely to default on their adjustable rate mortgages, resulting in higher credit losses. The higher the market interest rate, the higher the borrower’s rate will be upon the adjustable rate reset date. To some extent this is mitigated by periodic interest rate caps that limit the amount of increase at any reset date and lifetime interest rate caps that limit the absolute rate to a certain level. In addition, when home values stay flat or decline, loan-to-value ratios stay flat or increase, making it less likely that a borrower will find an opportunity to refinance if they find it difficult to cope with higher payments at the reset date. Flat or increasing loan-to-value ratios also increase the severity experienced upon the event of default. Each of these factors increases the chance for higher losses.

Notwithstanding the relationship between market interest rates, home values and loss rates described above, the sensitivity analysis shown below considers only changes in loss rates, holding all other assumptions constant, including interest rates. The sensitivity analysis shows the change in the present value of the cashflows associated with our securitized mortgage loans, relative to the given changes in loss rates. The loss rate assumptions are based upon historical experience and various other factors management considers to be reasonable, including current market conditions.

	As of December 31,
	2006	2005
	(Dollars in thousands)
Decrease in PV of cashflows with 10% increase in loss rate	$(24,097)	$(24,523)
Decrease in PV of cashflows with 20% increase in loss rate	$(44,581)	$(42,102)

Discount Rate Simulation Sensitivity Analysis

Generally speaking, when market interest rates increase, the required rate of return on capital, or discount rate, increases. The higher the return on capital in alternative investments, the higher the requirement will be for return on capital deployed for corporate investments such as debt and equity capital used for securitization residual interests. Even if the cashflows from these residual interests do not change, the correspondingly higher discount rate will tend to lower the current economic value of these investments.

Notwithstanding the relationship between market interest rates and discount rates described above, the sensitivity analysis shown below considers only changes in the discount rate, holding all other assumptions constant, including interest rates. The sensitivity analysis shows the change in the present value of the cashflows associated with our securitized mortgage loans, relative to the given changes in the discount rate. The discount rate assumptions are based upon various factors management considers to be reasonable, including current market conditions and current market interest rates.

Appendix B

	As of December 31,
	2006	2005
	(Dollars in thousands)
Discount rate assumption (annual rate) (1)	15%	15%
Decrease in PV of cashflows with 10% increase to discount rate	$(7,466)	$(7,538)
Decrease in PV of cashflows with 20% increase to discount rate	$(14,238)	$(14,479)

Appendix C

Legal Matters

In July 2007 Accredited Home Lenders, Inc. (“AHL”) was served with a complaint, National Community Reinvestment Coalition (“NCRC”) v. Accredited Home Lenders Holding Company [sic], et al., brought in the United States District Court for the District of Columbia. The complaint alleges that AHL, Accredited Home Lenders Holding Co. (“AHLHC”) and Accredited Mortgage Loan REIT Trust (the “REIT”) engaged in a practice of discriminating against African-Americans and Latinos by requiring minimum property values of $100,000 on row homes for certain loan programs and prohibiting the use of row homes as collateral for certain other loan programs, without business justification for those restrictions. Plaintiff seeks compensatory and punitive damages, declaratory and injunctive relief, and recovery of attorneys’ fees and costs of suit. There has been no ruling on the merits of plaintiff’s claims. AHL and, if served, AHLHC and the REIT, intend to vigorously defend this action. The ultimate outcome of this matter and the amount of liability, if any, which may result is not presently determinable, but ^the ^Company does not believe it will suffer any material loss in this lawsuit or that it will have a material adverse effect on ^its financial position or results of operations.

In July 2007, AHL was named in a class action complaint, National Association for the Advancement of Colored People (NAACP) v. Ameriquest Mortgage Company, et al., brought in the United States District Court for the Central District of California. The NAACP filed the action on behalf of itself and its African-American members, alleging that AHL and 12 other lenders violated the Fair Housing Act, Equal Credit Opportunity Act, and Civil Rights Act by steering African-American applicants who would otherwise qualify for prime loans into non-prime loans and charging African-American borrowers higher interest rates and fees than similarly situated Caucasians. Plaintiff seeks, on behalf of itself and others similarly situated, declaratory and injunctive relief and recovery of attorneys’ fees and costs of suit. AHL has not been served with the complaint and is unaware of any motion to certify the class having been filed or of any ruling on the merits of either the plaintiff’s individual claims or those of the putative class. The ultimate outcome of this matter and the amount of liability, if any, which may result is not presently determinable, but ^the Company does not believe it will suffer any material loss in this lawsuit or that it will have a material adverse effect on its ^financial position or results of operations.

In June 2007, AHLHC was served with two class action complaints, Korsinski v. Accredited Home Lenders Holding Co., et al. and Wan v. Accredited Home Lenders Holding Co., et al., brought in the Superior Court of the State of California, County of San Diego. The complaints allege breaches of fiduciary duty by AHLHC and members of its Board of Directors in connection with AHLHC’s entry into an Agreement and Plan of Merger with affiliates of Lone Star Fund V (U.S.) L.P. Plaintiffs seek injunctive relief, and recovery of attorneys’ fees and costs of suit. The Korsinski matter has been voluntarily dismissed by the plaintiff without prejudice. In the Wan matter, the plaintiff has filed a motion for preliminary injunction which is scheduled to be heard on August 24, 2007. A motion for class certification has not been filed. AHLHC intends to vigorously defend this matter. The ultimate outcome of this matter is not presently determinable, ^and while the Company does not believe it will suffer any material loss in this lawsuit, if the plaintiff is successful in obtaining injunctive relief, it could have a material adverse effect on ^the Company’s financial position and results of operations.

In March 2007, AHLHC was served with a class action complaint, Atlas v. Accredited Home Lenders Holding Co., et al., brought in the United States District Court for the Southern District of California. The complaint alleges violations of federal securities laws by AHLHC and certain members of senior management. AHLHC is aware that five similar securities class actions, Joory v. Accredited Home Lenders Holding Co., et al., Pourshafie v. Accredited Home Lenders Holding Co., et al., Theda v. Accredited Home Lenders Holding Co., et al., City of Brockton Retirement System v. Accredited Home Lenders Holding Co., and Kornfeld v. James A. Konrath, et al., have been filed in the same court. Pursuant to the Private Securities Litigation Reform Act, these cases have been consolidated and a lead plaintiff has been selected. The consolidated, amended complaint is due 21 days after AHLHC releases its 2006 audited financial statements, and AHLHC’s response to this complaint is due forty-five days after the complaint is filed. AHLHC intends to vigorously defend these matters. The ultimate outcome of these matters and the amount of liability, if any, which may result, is not presently determinable, ^and legal counsel cannot express an

Appendix C

opinion as to the extent of the Company’s possible loss, if any, in the consolidated lawsuit. However, the Company ^believes ^that any loss in this matter will be substantially or completely covered by insurance and that this matter will not have a material adverse effect on ^the Company’s financial position or results of operations.

In March 2007, AHL was served with a class action complaint, Edwards v. Accredited Home Lenders, Inc., et al., brought in the United States District Court for the Southern District of Alabama. The complaint alleges violations of the federal Truth in Lending Act for allegedly failing to disclose title insurance charges and recording fees as part of finance charges. A motion to certify a class has not yet been filed, there has been no ruling on the merits of either the plaintiff’s individual claims or the claims of the putative class, and AHL intends to vigorously defend this action. The ultimate outcome of this matter and the amount of liability, if any, which may result is not presently determinable, ^and legal counsel cannot express an opinion as to the extent of the Company’s possible loss, if any, in the lawsuit, but the Company does not believe it will have a material adverse effect on its ^financial position or results of operations.

In February 2007, AHL acknowledged service of a class action complaint, Sierra v. Aames Home Loan, brought in the Superior Court for Los Angeles County, California. As a result of the mergers between AHLHC and Aames Investment Corporation (“AIC”) and between certain of their respective subsidiaries, AHL has succeeded to the litigation interests of AIC and its subsidiaries, including the interest under this matter of Aames Home Loan (a trade name of Aames Funding Corporation (“AFC”)) in this lawsuit. The named plaintiff is a former commissioned loan officer of AFC, and the complaint alleges that AFC violated state law by requiring the plaintiff to work overtime without compensation. The plaintiff seeks to recover, on behalf of himself and other similarly situated employees, the allegedly unpaid overtime, general damages, multiple statutory penalties and interest, attorneys’ fees and costs of suit. A motion to certify a class has not yet been filed, there has been no ruling on the merits of either the plaintiffs’ individual claims or the claims of the putative class, and AHL intends to vigorously defend this matter. The ultimate outcome of this matter and the amount of liability, if any, which may result is not presently determinable, ^and legal counsel cannot express an opinion as to the extent of the Company’s possible loss, if any, in the lawsuit, but the Company does not believe it will have a material adverse effect on its ^financial position or results of operations.

In October 2006, as a result of the mergers referenced above, AHL succeeded to the position of AFC under a class action complaint, Miller v. Aames Funding Corporation, filed in the United States District Court, Eastern District of Texas. The complaint alleges that adjustable-rate home equity loans originated by AFC in Texas violate the Texas Constitution’s requirement that such loans be scheduled to be repaid in substantially equal installments. The plaintiffs seek to recover, on behalf of themselves and similarly situated individuals, damages, declaratory and injunctive relief, attorneys’ fees, and any other relief the court may grant. On September 29, 2006, the court on its own motion stayed the action, pending the resolution of class certification issues in a similar action pending before the court. A motion to certify a class has not yet been filed, there has been no ruling on the merits of either the plaintiff’s individual claims or the claims of the putative class, and AHL intends to continue to vigorously defend this matter. The ultimate outcome of this matter and the amount of liability, if any, which may result is not presently determinable, and legal counsel cannot express an opinion as to the extent of the Company’s possible loss, if any, in the lawsuit. If, however, a class were to be certified and were to prevail on the merits, the potential liability could have a material adverse effect on ^the Company’s financial position and results of operations.

In October 2006, by virtue of the mergers referenced above, AHLHC and AHL succeeded to the interests of AIC and AFC under the matters of Webb, et al., v. Aames Investment Corporation, et al. (U.S. District Court, Central District of California) and Cooper, et al., v. Aames Funding Corporation (U.S. District Court, Eastern District of Wisconsin), class action complaints which allege violations of the Fair Credit Reporting Act in connection with prescreened offers of credit and are similar in nature to the Phillips matter referenced below. The Cooper matter was transferred to the Central District of California and consolidated with the Webb matter by stipulation of counsel on September 29, 2006. A motion to certify a class has not yet been filed, there has been no ruling on the merits of either the plaintiffs’ individual claims or the claims of the putative class, and AHLHC and each affected subsidiary intend to continue to

Appendix C

vigorously defend this matter. The ultimate outcome of this matter and the amount of liability, if any, which may result is not presently determinable, and legal counsel cannot express an opinion as to the extent of the Company’s possible loss, if any, in the lawsuit. If, however, a class were to be certified and were to prevail on the merits, the potential liability could have a material adverse effect on the ^Company’s financial position and results of operations.

In March 2006, AHL was served with a class action complaint, Cabrejas v. Accredited Home Lenders, Inc., brought in the Circuit Court for Prince George’s County, Maryland. The complaint alleges that AHL’s origination of second lien loans in Maryland violated the Maryland Secondary Mortgage Loan Law (the “SMLL”) and Consumer Protection Act in that fees charged on such loans exceeded 10% of the respective loan amounts. The plaintiffs seek to recover, on behalf of themselves and similarly situated individuals, damages, disgorgement of fees, pre-judgment interest, declaratory and injunctive relief, attorneys’ fees, and any other relief the court may grant. On April 13, 2006, AHL removed the action to the United States District Court, District of Maryland. On May 15, 2006, AHL filed a motion to dismiss plaintiffs’ second cause of action alleging a violation of the Maryland Consumer Protection Act on the basis that full disclosure of the fees cannot be an unfair or deceptive trade practice, which motion was granted on December 4, 2006. On January 3, 2007, plaintiffs filed a Second Amended Complaint, alleging that AHL’s origination in Maryland of second lien loans with balloon payments was also a violation of the SMLL. On July 5, 2007, the court granted AHL’s motion to dismiss this new claim on the basis that the SMLL’s prohibition of balloon payments was and is preempted by the federal Alternative Mortgage Transactions Parity Act. A motion to certify a class has not yet been filed, there has been no ruling on the merits of either the plaintiff’s remaining individual claims or the remaining claims of the putative class, and AHL intends to continue to vigorously defend this matter. The ultimate outcome of this matter and the amount of liability, if any, which may result is not presently determinable, ^and legal counsel cannot express an opinion as to the extent of the Company’s possible loss, if any, in the lawsuit, but the Company does not believe it will have a material adverse effect on its ^financial position or results of operations.

In September 2005, AHL and AHLHC were served with a class action complaint, Phillips v. Accredited Home Lenders Holding Company, et al., brought in the United States District Court, Central District of California. The complaint alleges violations of the Fair Credit Reporting Act in connection with prescreened offers of credit made by AHL. The plaintiff seeks to recover, on behalf of the named plaintiff and similarly situated individuals, damages, pre-judgment interest, declaratory and injunctive relief, attorneys’ fees, and any other relief the court may grant. On January 4, 2006, the plaintiff re-filed the action in response to the court’s December 9, 2005, decision granting AHL’s and AHLHC’s motion to (1) dismiss with prejudice plaintiff’s claim that AHL’s offer of credit failed to include the clear and conspicuous disclosures required by FCRA, (2) strike plaintiff’s request for declaratory and injunctive relief, and (3) sever plaintiff’s claims as to AHL and AHLHC from those made against other defendants unaffiliated with AHL or AHLHC. Plaintiff’s remaining claim is that AHL’s offer of credit did not meet FCRA’s “firm offer” requirement. On May 15, 2007, the court granted plaintiff’s motion to certify two subclasses, the first consisting of 58,750 recipients of the initial mailer received by the named plaintiff, and a second consisting of 70,585 recipients of the second mailer received by the named plaintiff. On May 24, 2007, AHL and AHLHC filed a Petition for Leave to Appeal with the Ninth Circuit Court of Appeals, seeking an immediate appeal from the Order granting class certification and a stay of the action in the District Court pending the outcome of that appeal. A ruling on this appeal is not expected until the third quarter of 2007. In the meantime, there has been no ruling on the merits of either the plaintiff’s individual claims or the claims of the putative class, and AHL and AHLHC intend to continue to vigorously defend this matter. The ultimate outcome of this matter and the amount of liability, if any, which may result is not presently determinable, and legal counsel cannot express an opinion as to the extent of the Company’s possible loss, if any, in the lawsuit. If, however, the class certification stands and either or both subclasses were to prevail on the merits, the potential liability could have a material adverse effect on the ^Company’s’ financial position and results of operations.

In January 2004, AHL was served with a complaint, Yturralde v. Accredited Home Lenders, Inc., brought in Sacramento County, California. The named plaintiff is a former commissioned loan officer of AHL, and the complaint alleges that AHL violated California and federal law by misclassifying the plaintiff and other non-exempt employees as exempt employees, failing to pay the plaintiff on an hourly

Appendix C

basis and for overtime worked, and failing to properly and accurately record and maintain payroll information. The plaintiff seeks to recover, on behalf of himself and all of our other similarly situated current and former employees, lost wages and benefits, general damages, multiple statutory penalties and interest, attorneys’ fees and costs of suit, and also seeks to enjoin further violations of wage and overtime laws and retaliation against employees who complain about such violations. AHL has been served with eleven substantially similar complaints on behalf of certain other former and current employees, which have been consolidated with the Yturralde action in May 2007. The parties have agreed to, and the court has approved, a settlement with respect to the named plaintiffs and with respect to a class of current and former AHL employees which the court has certified for settlement purposes. The amount payable by AHL under the settlement is ^approximately $1.8 million, which was included in accrued expenses.

In December 2002, AHL was served with a complaint and motion for class certification in a class action lawsuit, Wratchford et al. v. Accredited Home Lenders, Inc., brought in Madison County, Illinois under the Illinois Consumer Fraud and Deceptive Business Practices Act, the consumer protection statutes of the other states in which AHL does business and the common law of unjust enrichment. The complaint alleges that AHL has a practice of misrepresenting and inflating the amount of fees it pays to third parties in connection with the residential mortgage loans that it funds. The plaintiffs claim to represent a nationwide class consisting of others similarly situated, that is, those who paid AHL to pay, or reimburse AHL’s payments of, third-party fees in connection with residential mortgage loans and never received a refund for the difference between what they paid and what was actually paid to the third party. The plaintiffs are seeking to recover damages on behalf of themselves and the class, in addition to pre-judgment interest, post-judgment interest, and any other relief the court may grant. On January 28, 2005, the court issued an order conditionally certifying (1) a class of Illinois residents with respect to the alleged violation of the Illinois Consumer Fraud and Deceptive Business Practices Act who, since November 19, 1997, paid money to AHL for third-party fees in connection with residential mortgage loans and never received a refund of the difference between the amount they paid to AHL and the amount AHL paid to the third party and (2) a nationwide class of claimants with respect to an unjust enrichment cause of action included in the original complaint who, since November 19, 1997 paid money to AHL for third-party fees in connection with residential mortgage loans and never received a refund of the difference between the amount they paid AHL and the amount AHL paid the third party. There has not yet been a ruling on the merits of either the plaintiffs’ individual claims or the claims of the class, and AHL intends to continue to vigorously defend this matter. The ultimate outcome of this matter and the amount of liability, if any, that may result is not presently determinable, ^and legal counsel cannot express an opinion as to the extent of the Company’s possible loss, if any, in the lawsuit, but the Company does not believe it will have a material adverse effect on its ^financial condition or results of operations.

The companies have accrued for loss contingencies with respect to the foregoing matters to the extent it is probable that a liability has been occurred at the date of the consolidated financial statements and the amount of the loss can be reasonably estimated. Management does not deem the amount of such accrual to be material.

In addition, because the nature of Accredited’s business involves the collection of numerous accounts, the validity of liens and compliance with various state and federal lending laws, Accredited is subject to various legal proceedings in the ordinary course of business related to foreclosures, bankruptcies, condemnation and quiet title actions, and alleged statutory and regulatory violations. Accredited is also subject to legal proceedings in the ordinary course of business related to employment matters. Accredited does not believe that the resolution of these lawsuits will have a material adverse effect on its financial condition or results of operations.